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[LOGO -- CAMPBELL RESOURCES INC.]

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                  CAMPBELL RESOURCES ANNOUNCES RIGHTS OFFERING
                        AND RECEIPT FOR FINAL PROSPECTUS

MONTREAL, SEPTEMBER 28, 2006 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("CAMPBELL") announces that it has obtained a receipt for its final short form prospectus qualifying the distribution of rights and the distribution of securities issuable upon the exercise of previously issued special warrants. The obtaining of this receipt satisfies the final condition for release to Campbell from escrow of the funds raised under the previously announced special warrant offering.

Campbell will issue transferable Rights to holders of its common shares. Shareholders of record at the close of business on October 10, 2006 will receive one transferable right ("RIGHT") for each share held. Every five Rights will entitle the holder to subscribe for and purchase three Campbell Units at a price of $0.08 per Unit at any time up to 4.00 p.m. on November 6, 2006. Each Unit consists of one common share and one-half of one common share purchase warrant ("WARRANT"). Each whole Warrant entitles its holder to subscribe for one additional common share at a price of $0.15 per share until the earlier of May 26, 2008 and the date that is 30 days following the date of the Accelerated Expiry Notice, being the notice that the Corporation may provide by press release on or after May 26, 2007 in the event that the volume weighted average price of the common shares of the Corporation on the Toronto Stock Exchange for 20 consecutive trading days is at least $0.30.

The Rights will be listed on the Toronto Stock Exchange under the symbol "CCH.RT" from October 5, 2006 to November 6, 2006.

Net proceeds to Campbell from the Rights offering will be up to an estimated $4,994,602. Campbell will issue 108,220,881 Rights. The Rights offering will result in the issuance by Campbell of a maximum of 64,932,528 Units consisting of 64,932,528 common shares and 32,466,264 Warrants.

The Rights offering will be made in all the provinces and territories of Canada. The shares and Warrants issuable upon exercise of the Rights are not being offered to residents of the United States of America, except to "accredited investors" (as defined under the rules of the United States Securities Act), or any country other than Canada.


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Notwithstanding the foregoing, ineligible shareholders who establish, to the satisfaction of the Campbell, that the receipt by them of Rights and the issuance to them of Units upon the exercise of the Rights will not be in violation of the laws of the jurisdiction of their residence, will be allowed to exercise the Rights.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

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
CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                   Fax: 514-939-3717
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